SCHEDULE 13D
CUSIP NO.: M81863116

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities and Exchange Act of 1934
(Amendment No. 17)*

RADA ELECTRONIC INDUSTRIES LIMITED

(Name of Issuer)

Ordinary Shares, Par Value NIS .015 Per Share

(Title of Class of Securities)

M81863116

(CUSIP Number)

Paul Yuen
YCS Investments – Suite 800
170 Maiden Lane
San Francisco, CA 94108
415-710-7508
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedules, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page should be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP NO.: M81863116

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Howard P.L. Yeung
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES	7	SOLE VOTING POWER 4,557,397
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 4,557,397
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,557,397
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X] (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.72%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D
CUSIP NO.: M81863116

This Amendment amends Item 5 of the Statement on Schedule 13D filed by Howard P.L. Yeung, an individual residing in Hong Kong (“Mr. Yeung”), on June 8, 1998, as amended, relating to the Ordinary Shares, par value NIS .015 per share (the “Ordinary Shares”), of Rada Electronic Industries Limited, an Israeli corporation (“Rada”), by amending such item as set forth below.
Item 5:  Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended by adding the following to the disclosure already made under the indicated subparagraphs of Item 5:

a.           Mr.  Yeung owns directly 3,121,990 Ordinary Shares, representing 34.73% of the outstanding Ordinary Shares. If Mr. Yeung were to convert the Note described under Item 5(c) below, he would own 4,557,397 Ordinary Shares, representing approximately 43.72% of the outstanding Ordinary Shares. These percentages are based on 8,988,396 Ordinary Shares issued and outstanding as March 9, 2015, according to Rada’s Form 6-K filed on March 12, 2015.  Any percentages in this report that assume conversion of the Note include in the total number of outstanding Ordinary Shares the number of Ordinary Shares that would be acquired by the conversion of the Note.

As previously reported, Mr. Yeung owns 50% of the issued and outstanding capital stock of Horsham Enterprises Limited, a British Virgin Islands corporation (“Horsham”). Horsham currently owns 450,029 Ordinary Shares (the “Horsham-Rada Shares”). If, by virtue of his ownership interest in Horsham, Mr. Yeung is deemed to be the beneficial owner of the Horsham-Rada Shares, Mr. Yeung would be the beneficial owner of 5,007,426 Ordinary Shares (assuming full conversion of the Note). Such 5,007,426 Ordinary Shares would represent 48.03% of the total number of the outstanding Ordinary Shares. The filing of this statement shall not be construed as an admission that Mr. Yeung is the beneficial owner of the Horsham-Rada Shares.

b.           Mr. Yeung has sole voting and sole dispositive power over the 3,121,990 Ordinary Shares he directly owns and over any Ordinary Shares acquired pursuant to the Note described under Item 5(c) below.

c.           On December 10, 2007, Rada issued to Mr. Yeung a senior secured convertible note in the amount of U.S. $3,000,000 (the “Note”). The Note is convertible into Ordinary Shares at a conversion price of U.S. $2.09 per share, for a total of up to 1,435,407 shares. In addition, also on December 10, 2007, Rada issued to Mr. Yeung a warrant to purchase an aggregate of 1,578,947 Ordinary Shares at an exercise price of U.S. $2.375 per share ( the “Warrant”). The Warrant expired as of February 28, 2015. The Note, which was scheduled to be repaid on February 28, 2015, remains outstanding.

On September 12, 2014, Mr. Yeung sold on the open market an aggregate of 100,000 Ordinary Shares; on September 15, 2014, Mr. Yeung sold on the open market an aggregate of 150,000 Ordinary Shares; on September 17, 2014, Mr. Yeung sold on the open market an aggregate of 55,500 Ordinary Shares; and on December 5, 2014, Mr. Yeung sold on the open market an aggregate of 20,000 Ordinary Shares, at the prices (excluding trading commissions and related administrative costs) listed in the following table:

Trade date	No of Ordinary Shares	Price in USD
Sep 12, 2014	50,000 50,000	3.5426 3.5500
Sep 15, 2014	50,000 50,000 50,000	2.8596 2.9004 3.2627
Sep 17, 2014	50,000 5,500	2.7000 2.9000
Dec 5, 2014	20,000	3.70

d.           Not applicable.

e.           Not applicable.

SCHEDULE 13D
CUSIP NO.: M81863116

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 7, 2015

/s/Howard P.L. Yeung
Howard P.L. Yeung